UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
VICTORIA
3000 AUSTRALIA
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE
Release Time	IMMEDIATE
Date	19 October 2011
Number	30/11

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2011

This report covers the Group’s exploration and development activities for the September 2011 quarter. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

Western Australia Iron Ore (WAIO) Rapid Growth Project 5 (RGP5) was completed on schedule during the September 2011 quarter and the ramp up of this well timed project is now underway. Subsequent expansions to 240 million tonnes per annum and beyond will leverage infrastructure installed as part of the RGP5 project scope and enable BHP Billiton to fully utilise its inner harbour capacity at Port Hedland. The North West Shelf CWLH Life Extension project (Australia) was also completed on 24 September 2011. These projects will not be reported in future Exploration and Development Reports.

During the September 2011 quarter, BHP Billiton continued to add to its approved pipeline of high return, growth projects diversified across commodity, geography and customer. Investments in energy coal totalling US$804 million (BHP Billiton share) will facilitate a further phase of expansion at the world class Cerrejon coal mine (Colombia) to approximately 40 million tonnes per annum (100 per cent basis) and the third stage of development of the Newcastle Coal Infrastructure Group’s (NCIG) coal handling facility in Newcastle (Australia).

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Petroleum projects

Macedon (Australia) 71.43% Gas	1,050	CY13	200 million cubic feet gas per day.	On schedule and budget. The overall project is 39% complete.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	900	CY12(a)	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day.	On revised schedule and budget. The overall project is 82% complete.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 69% complete.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil.	First production achieved on 24 September 2011.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY13	2,500 million cubic feet gas per day.	On budget. Steady state production remains on track for CY13. The overall project is 75% complete.

Minerals projects

Worsley Efficiency & Growth (Australia) 86% Alumina	2,995	Q1 CY12	1.1 million tpa of additional alumina.	On revised schedule and budget. The overall project is 84% complete.

Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd.	On schedule and budget. The overall project is 68% complete.

Escondida Ore Access (Chile) 57.5% Copper	319	Q2 CY12	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	On schedule and budget. The overall project is 57% complete.

EKATI Misery Open Pit Project (Canada) 80% Diamonds	323	CY15	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	On schedule and budget. The overall project is 12% complete.

WAIO RGP5 (Australia) 85% Iron Ore	4,800	H2 CY11	Scope review completed and integrated into subsequent expansion approvals that will increase WAIO capacity to 220 million tpa.	First production achieved on schedule, ramp up underway.

WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore	3,300(b)	Q1 CY14	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa.	On schedule and budget. The overall project is 15% complete.

WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900(b)	H2 CY12	Increases total inner harbour capacity to 220 million tpa with debottlenecking opportunities to 240 million tpa.	On schedule and budget. The overall project is 35% complete.

BHP Billiton Exploration and Development Report for the quarter ended 30 September 2011	2

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,400(b)	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget. The overall project is 11% complete.

Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa.	On schedule and budget. The overall project is 9% complete.

Daunia (Australia) 50% Metallurgical Coal	800	CY13	Greenfield mine development with capacity to produce 4.5 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 18% complete.

Broadmeadow Life Extension (Australia) 50% Metallurgical Coal	450	CY13	Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years.	On schedule and budget. The overall project is 43% complete.

Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250(b)	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability.	On schedule and budget. The overall project is 31% complete.

RX1 Project (Australia) 100% Energy Coal	400	H2 CY13	Increases run-of-mine thermal coal production by approximately 4 million tpa.	On schedule and budget. The overall project is 44% complete.

Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437	CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	Approval announced. See News Release dated 18 August 2011.

Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367	CY14	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	Approval announced. See News Release dated 31 August 2011.

BHP Billiton Exploration and Development Report for the quarter ended 30 September 2011	3

Minerals exploration

Greenfield exploration continued on copper targets in South America, Mongolia and Zambia; nickel and copper targets in Australia; and diamond targets in Canada. Exploration for iron ore, potash and uranium was undertaken in a number of regions including Australia, Africa and the Americas.

For the quarter ended 30 September 2011, BHP Billiton spent US$255 million on minerals exploration, of which US$213 million was expensed.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2011.

Well	Location	BHP Billiton equity	Status
Deep Blue-1	Green Canyon Gulf of Mexico GC 723	31.875% (Noble operator)	Drilling ahead

Mad Dog North-1	Green Canyon Gulf of Mexico GC 738	23.9% (BP operator)(c)	Hydrocarbons encountered See News Release dated 7 September 2011 Drilling ahead

Bao Dom May-1	Western Trough Vietnam Block 28	50% (Operator)	Plugged and abandoned Dry hole

Argus-2	Browse Basin Australia AC/RL 8	40% (Woodside operator)	Temporarily abandoned

Jurjur-1	Sabah Malaysia Block N	60% (Operator)	Temporarily suspended for equipment repairs

Julong Centre	Brunei Block CA-01	22.5% (Total operator)	Drilling ahead

Canteen North	Trinidad and Tobago Block 2C	45% (Operator)	Plugged and abandoned Hydrocarbons encountered

Seraph-1	North West Shelf Australia WA-3-L	16.67% (Woodside operator)	Drilling ahead

Petroleum exploration expenditure for the quarter ended 30 September 2011 was US$155 million, of which US$64 million was expensed. Our guidance for petroleum exploration expenditure for the 2012 financial year is US$1 billion, excluding Onshore US exploration.

This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 30 September 2011, other than those arising from the Group’s previously announced acquisition of Petrohawk Energy Corporation that was completed during the period which affected the Group’s cash reserves, net debt and gearing levels.

(a)	Facilities ready for first production pending resolution of mercury content.
(b)	Excludes announced pre-commitment funding.
(c)	BHP Billiton is operator of the well.

BHP Billiton Exploration and Development Report for the quarter ended 30 September 2011	4

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia
Samantha Stevens Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Stevens@bhpbilliton.com	James Agar Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com

Kelly Quirke	Andrew Gunn
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Kelly.Quirke@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Fiona Martin	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Brendan Harris Tel: +44 20 7802 4131 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah	Americas
Tel: US +1 713 966 2907 or UK +44 20 7802 4033	Scott Espenshade Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Exploration and Development Report for the quarter ended 30 September 2011	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 19, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary